EXHIBIT 99.1


                       [GRUPO PAO DE ACUCAR LOGO OMITTED]

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                              Publicly-held Company
                         CNPJ/MF No. 47.508.411/0001-56


        Minutes of the Executive Committee Meeting held on March 22, 2004


On March 22, 2004, at 3:00 p.m., the undersigned members of the Executive Committee of COMPANHIA BRASILEIRA DE DISTRIBUICAO gathered together in a meeting at the Company's headquarters, located at Avenida Brigadeiro Luiz Antonio, 3142, Sao Paulo, state of Sao Paulo, in order to discuss the following agenda: to submit to the analysis, discussion and approval of the Company's Board of Directors proposal regarding (i) amendments to the terms and conditions of the sixth issuance of debentures of the Company ("Debentures"), as approved in the Special General Meeting held on March 1st, 2004 ("AGE"), which minutes was published in the journals "Diario Oficial do Estado de Sao Paulo" and "Folha de Sao Paulo" on March 19, 2004, including, but not limited to amendments to the conditions of the Debentures as defined to in items 6.9., 6.14, 6.15. and 6.16 of the minutes of the AGE, (ii) definition of the interest rate of the Debentures, and (iii) definition of parameters to determine the Reference Price, the Percentage of the Issuance Price I, and the Percentage of the Issuance Price II, as referred to in item 6.9. of the minutes of the AGE. The chairman of the meeting was the chief executive officer of the Company, Augusto Marques da Cruz Filho, who invited me, Caio Racy Mattar, to be the secretary of the meeting. Starting the meeting, the Chairman submitted the matters included in the agenda to the examination of the members of the Executive Committee of the Company. After discussions and voting, the executive officers resolved to submit to the analysis of the members of the Company's Board of Directors: (i) proposal regarding amendments to the terms and conditions of the Debentures originally approved by the AGE, including, but not limited to amendments to the conditions of the Debentures as defined to in items 6.9., 6.14, 6.15. and 6.16 of the minutes of the AGE; (ii) proposal regarding definition of the interest rate of the Debentures between the range of 7 to 7.5% per year, to be paid according to the provisions of item 6.10 of the minutes of the AGE; and (iii) proposal regarding the use of the


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following parameters to determine the Reference Price, the Percentage of the
Issuance Price I, and the Percentage of the Issuance Price II mentioned in item
6.9. of the minutes of the AGE: (a) the Reference Price mentioned in item 6.9.(e2) of the minutes of the AGE shall be the amount in Brazilian reais per allotment of 1,000 (one thousand) Company's preferred shares, resulting from an adjustment between 20% to 25% of the Issuance Price (as defined in item 6.9.(e1) of the minutes of the AGE); (b) the Percentage of the Issuance Price I mentioned in item 6.9.(f3) of the minutes of the AGE shall be a percentage corresponding to 70% to 90% of the Issuance Price (as defined in item 6.9.(e1) of the minutes of the AGE); and (c) the Percentage of the Issuance Price I mentioned in item 6.9.(f4) of the minutes of the AGE shall be a percentage corresponding to 45% to 65% of the Issuance Price (as defined in item 6.9.(e1) of the minutes of the AGE).

There being nothing further to discuss, these Minutes were transcribed, read, agreed, approved and signed by attending Executive Officers.

Sao Paulo, March 22, 2004.

Sig.: Augusto Marques da Cruz Filho, Caio Racy Mattar; Executive Officers: Jose Roberto Coimbra Tambasco, Maria Aparecida Fonseca, Cesar Antonio Suaki, Hugo Antonio Jordao Bethlem, Fernando Queiroz Tracanella, Leonardo de Paiva Rocha and Eneas Cesar Pestana Neto.

                              This is a true copy.


Augusto Marques da Cruz Filho
Chairman of the Board of Executive Officers

Marise Rieger Salzano
OAB/SP 85.251